                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                         Country Star Restaurants, Inc.
               -------------------------------------------------
                                (Name of Issuer)


                        Preferred Stock, Par Value $0.001
               -------------------------------------------------
                         (Title of Class of Securities)


                                    222361206
               -------------------------------------------------
                      (CUSIP Number of Class of Securities)


                                 Patricia Renda
                           WisdomTree Associates, L.P.
                            1633 Broadway, 38th Floor
                            New York, New York 10019
                                 (212) 843-2782
               -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   Copies to:

                                 Roger D. Blanc
                            Willkie Farr & Gallagher
                              153 East 53rd Street
                               New York, NY 10022
                                 (212) 821-8000

                                January 26, 1996
               -------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

               If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]

               Check the following box if a fee is being paid with this statement: [X]

                             SCHEDULE 13D



CUSIP No.  222361206

 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WisdomTree Capital Management, Inc.                 I.D. #13-3729429

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [ ]
                                                                (b)  [X]
 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

     AF

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
                  7      SOLE VOTING POWER

                         0 shares of Preferred Stock

  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             130,000 shares of Preferred Stock
  OWNED BY
    EACH          9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH             0 shares of Preferred Stock

                  10     SHARED DISPOSITIVE POWER

                         130,000 shares of Preferred Stock

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     130,000 shares of Preferred Stock

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*    [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.18%

14   TYPE OF REPORTING PERSON*

     CO


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D



CUSIP No.  222361206


 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WisdomTree Associates, L.P.                             I.D. #13-3729430

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                (b) [X]
 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

     WC

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

                  7      SOLE VOTING POWER

                         0 shares of Preferred Stock

  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             130,000 shares of Preferred Stock
  OWNED BY
    EACH          9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH             0 shares of Preferred Stock

                  10     SHARED DISPOSITIVE POWER

                         130,000 shares of Preferred Stock


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     130,000 shares of Preferred Stock

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*  [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.18%

14   TYPE OF REPORTING PERSON*

     PN



                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



CUSIP No.  222361206

 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jonathan L. Steinberg                                I.D. ####-##-####

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                (b) [X]

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

     AF

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

                  7      SOLE VOTING POWER

                         0 shares of Preferred Stock

  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             130,000 shares of Preferred Stock
  OWNED BY
    EACH          9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH             0 shares of Preferred Stock

                  10     SHARED DISPOSITIVE POWER

                         130,000 shares of Preferred Stock

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     130,000 shares of Preferred Stock

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*  [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.18%

14   TYPE OF REPORTING PERSON*

     IN



                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

                  This statement on Schedule 13D, dated July 8, 1996, relates to the convertible preferred stock, par value $0.001 per share (the
"Preferred Stock")  of  Country  Star  Restaurants,   Inc.,  a  Delaware
corporation (the "Company"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended. The transactions reported in this Schedule 13D were previously reported pursuant to the
Schedule 13D, dated March 20, 1996, as amended, a copy of which is attached as Exhibit 1 hereto, and this Schedule 13D is being filed in light of the fact that the Preferred Stock is a separately registered equity security under Section 12 of the Securities Exchange Act of 1934, as amended. The address of the principal executive offices of the Company is 1150 Santa Monica Boulevard, Suite 650, Los Angeles, California 90025. Each share of Preferred Stock is convertible into six shares of the common stock, par value $0.001 per share of the Company at the option of the holder of the Preferred Stock.

Item 2. Identity and Background.

                  This Schedule 13D is being filed on behalf of WisdomTree Associates, L.P. (the "Partnership"), WisdomTree Capital Management, Inc. (the "General Partner") and Jonathan L. Steinberg ("Mr. Steinberg" and collectively, the "Reporting Entities"). The Partnership and the General Partner are each organized in the State of New York. The business address of the Partnership, the General Partner and Mr. Steinberg is 1633 Broadway, 38th Floor, New York, New York 10019.

                  The present principal employment of Mr. Steinberg is as Chairman, Chief Executive Officer and Treasurer of Individual Investor Group, Inc. ("I.I. Group"), as Chairman, Chief Executive Officer and Treasurer of the General Partner and as co-manager of WisdomTree Offshore, Ltd. ("WisdomTree Offshore"). The business address of I.I. Group is 1633 Broadway, 38th Floor, New York, New York 10019 and the business address of WisdomTree Offshore is Zephyr House, 5th Floor, P.O. Box 1561, Mary Street, Grand Cayman, Cayman Islands, British West Indies. The principal business of the Partnership is as an investment fund that invests and reinvests in securities of relatively small, less well-known public companies. The principal business of WisdomTree Offshore is as an offshore investment fund that invests and reinvests in securities of relatively small, less well-known public companies. The principal business of the General Partner is management of the Partnership and WisdomTree Offshore. The name, business address and principal employment of the executive officers and directors of the General Partner and I.I. Group are set forth in Schedule A hereto and are incorporated by reference. During the last five years, neither the Reporting Entities nor, to the best of the Reporting Entities' knowledge, any of the other persons identified in Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All of the persons
listed in Schedule A are United  States   citizens.

Item  3.  Source  and  Amount  of  Funds  or  Other
          Consideration.

                  The 130,000 shares of Preferred Stock of the Company acquired by the Partnership were acquired in brokered transactions for an aggregate purchase price of $1,874,379.50. The source of funds for the
purchases  was investment  capital   contributed  by  the  Partnership.

Item  4.  Purpose  of Transaction.

                  The Reporting  Entities have acquired the Preferred  Stock for the purpose of investment. The Reporting Entities may maintain their investment at current levels or sell all or a part of their investment. In any such case, the decision by the Reporting Entities would depend upon a continuing evaluation of the Company's business, prospects and financial condition, the market for shares of Preferred Stock of the Company, other investment opportunities available to the Reporting Entities, general economic conditions, stock market conditions, availability of funds and other factors and future developments that the Reporting Entities may deem relevant from time to time. Any acquisition or disposition of shares of Preferred
Stock of the  Company  by the  Reporting Entities  may  be  effected   through
open  market  or  privately   negotiated transactions, or otherwise.

                  Except to the extent set forth above, or in any other Item hereof, the Reporting Entities and, to the best of their knowledge, the persons listed in Schedule A hereto, do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

                   (a) As of July 2, 1996, each of the Reporting Entities beneficially owned a total of 130,000 shares of the Preferred Stock of the Company, constituting 19.18% of the shares of Preferred Stock then outstanding, based on 677,871 shares of Preferred Stock outstanding as disclosed in the Company's quarterly report on Form 10-Q for the quarter ended March 31, 1996. To the best of the knowledge of the Reporting
Entities, none of the individuals listed on Schedule A, with the exception of Mr. Steinberg, beneficially owns any shares of the Preferred Stock of the Company, except pursuant to their interests in the Partnership and the General Partner.

                   (b) The Reporting Entities and Russell Anmuth, a Vice President of the Investment Manager, share voting and dispositive power with respect to the Preferred Stock. To the best of the knowledge of the Reporting Entities, none of the individuals listed on Schedule A, with the exception of Mr. Steinberg and Mr. Anmuth, have any voting or dispositive power with respect to the Preferred Stock.

                  (c) Information concerning transactions in the Preferred Stock effected by the Reporting Entities since January

9, 1996 is set forth in Schedule B hereto and is incorporated by reference. Except as set forth in Schedule B, no transactions in the Preferred Stock have been effected by any of the Reporting Entities or, to the best of the knowledge of the Reporting Entities, by any of the persons identified in Schedule A, since January 9, 1996.

                   (d)  Not applicable.

                   (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Neither the Reporting Entities nor, to the best of the Reporting Entities' knowledge, any of the individuals listed on Schedule A hereto, has any contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies, with the exception of a Margin Agreement by and between Paine Webber Incorporated and the Partnership.

Item 7. Material to be Filed as Exhibits.

    1. Schedule 13D with respect to the Common Stock, $0.001 par value, of the Company filed on behalf of the Reporting Entities, dated March 20, 1996, as amended by Amendment No. 1, dated April 29, 1996 (incorporated herein by reference).

    2. Margin Agreement by and between Paine Webber Incorporated and the Partnership (incorporated herein by reference to the Exhibit to the Schedule 13D with respect to the Common Stock, $0.001 par value, of the Company filed on behalf of the Reporting Entities, dated March 20, 1996).

                                   SCHEDULE A


         The following table sets forth the name and principal employment of each of the officers and directors of WisdomTree Capital Management, Inc. and Individual Investor Group, Inc., as well as the business address of each director of such entities not employed by such entities.


WisdomTree Capital
Management, Inc.                    Position
- ----------------                    --------

Jonathan L. Steinberg               Chairman, Chief Executive Officer, Treasurer
                                    and Director


Robert Schmidt                      President and Director

Scot Rosenblum                      Vice President, Secretary and Director

Russell Anmuth                      Vice President


Individual Investor
Group, Inc.                         Position
- -----------                         --------

Jonathan L. Steinberg               Chairman,   Chief   Executive   Officer  and
                                    Director

Robert Schmidt                      President,   Chief  Operating   Officer  and
                                    Director

Scot Rosenblum                      Vice President, Secretary and Director

Henry Clark                         Controller and Assistant Secretary

Peter M. Ziemba                     Assistant Secretary

Bruce Sokoloff                      Director; Executive Vice President, Reliance
                                    Group  Holdings,  Inc., 55 East 52nd Street,
                                    New York, New York 10055

                                   SCHEDULE B


The Partnership
- ---------------

1. On January 9, 1996, the Partnership purchased 20,000 shares of Preferred Stock of the Company in brokered transactions at a price of $12.00 per share.

2. On January 11, 1996, the Partnership purchased 20,000 shares of Preferred Stock of the Company in brokered transactions at a price of $12.38 per share.

3. On January 15, 1996, the Partnership sold 3,000 shares of Preferred Stock of the Company in brokered transactions at a price of $14.07 per share.

4. On January 22, 1996, the Partnership purchased 23,000 shares of Preferred Stock of the Company in brokered transactions at a price of $13.88 per share.

5. On January 24, 1996, the Partnership purchased 25,000 shares of Preferred Stock of the Company in brokered transactions at a price of $14.56 per share.

6. On January 26, 1996, the Partnership purchased 15,000 shares of Preferred Stock of the Company in brokered transactions at a price of $15.88 per share.

7. On January 26, 1996, the Partnership purchased 8,500 shares of Preferred Stock of the Company in brokered transactions at a price of $16.50 per share.

8. On January 26, 1996, the Partnership purchased 10,000 shares of Preferred Stock of the Company in brokered transactions at a price of $16.75 per share.

9. On January 31, 1996, the Partnership purchased 11,500 shares of Preferred Stock of the Company in brokered transactions at a price of $16.84 per share.

                                   SIGNATURES


          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated: July 8, 1996                    WISDOMTREE ASSOCIATES, L.P.

                                       By: WisdomTree Capital
                                           Management, Inc.,
                                           General Partner



                                       By:/s/ Scot A. Rosenblum
                                          ------------------------
                                          Name:  Scot A. Rosenblum
                                          Title: Vice President



Dated: July 8, 1996                    WISDOMTREE CAPITAL
                                       MANAGEMENT, INC.



                                       By:/s/ Scot A. Rosenblum
                                          ------------------------
                                          Name:  Scot A. Rosenblum
                                          Title: Vice President



Dated: July 8, 1996                    By:/s/ Jonathan L. Steinberg
                                          -------------------------
                                          Jonathan L. Steinberg